Securities and Exchange Commission

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the Month of November, 2008

Commission File Number 000-22731

Minera Andes Inc.

(Translation of registrant’s name into English)

111 E. Magnesium Road, Suite A

Spokane, Washington 99208

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☐        Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

FORWARD-LOOKING STATEMENTS

The information presented or incorporated by reference in this Current Report on Form 6-K contains both historical and prospective statements concerning Minera Andes Inc. and its operations. Historical statements are based on events that have already happened; examples include the reported financial and operating results, descriptions of pending and completed transactions, and management and compensation matters. Prospective statements, on the other hand, are based on events that are reasonably expected to happen in the future; examples include the timing of projected operations, the likely effect or resolution of known contingencies or other foreseeable events, and projected operating results. In this Annual Report, Minera Andes Inc. is referred to as “Minera Andes”, “we”, “our”, and the “Company”.

Prospective statements (which are known as “forward-looking statements” under the Private Securities Litigation Reform Act of 1995) may or may not prove true with the passage of time because of future risks and uncertainties. Significant financial, operational, governmental and regulation, and market risks are described in the Management’s Discussion and Analysis.

EXHIBIT INDEX

The following documents are incorporated by reference in this report on Form 6-K:

Exhibit	Description

99.1	Management’s Discussion and Analysis

99.2	Interim Consolidated Financial Statements

99.3	President and Chairman’s Certification of Interim Filings

99.4	Chief Financial Officer’s Certification of Interim Filings

99.5	Letter to Shareholders

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MINERA ANDES INC.

By:	/s/ Allen V. Ambrose
Allen V. Ambrose, President and
Chairman

Dated: November 14, 2008

Exhibit 99.1

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND PLAN OF OPERATIONS

MINERA ANDES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND PLAN OF OPERATIONS

This discussion and analysis of financial condition and plan of operations is prepared as at November 10, 2008 and should be read in conjunction with our audited consolidated financial statements and notes thereto for the year ended December 31, 2007 and the unaudited consolidated interim financial statements and notes thereto for the period ended September 30, 2008, which have been prepared in accordance with generally accepted accounting principles (“GAAP”) in Canada. Differences from U.S. GAAP are described in Note 13 to the audited consolidated financial statements for the year ended December 31, 2007. These statements along with additional information relating to Minera Andes are available on SEDAR at www.sedar.com and included in the Company’s Form 40-F for the year ended December 31, 2007 on the SEC’s EDGAR system at www.sec.gov. The accompanying unaudited interim consolidated financial statements of Minera Andes Inc. (the “Company”) for the quarter and nine month periods ended September 30, 2008 have been prepared by management and approved by the Audit Committee and Board of Directors of the Company. These statements have not been reviewed by the Company’s auditors. Financial condition and results of operations are not necessarily indicative of what may be expected in future periods.

All amounts in this discussion are in U.S. dollars unless otherwise indicated.

Cautionary Note Regarding Forward-Looking Statements

The information in this report includes “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 (“1934 Act”) and applicable Canadian Securities legislation, and is subject to the safe harbor created by those sections. Factors that could cause results to differ materially from those projected include, but are not limited to, results of current exploration activities, the market price of precious and base metals, the availability of joint venture partners or sources of financing, and other risk factors detailed in “Risk Factors Related to Our Business” in the Annual Information Form for the year ended December 31, 2007 prepared as at March 26, 2008 available on SEDAR at www.sedar.com and included in the Company’s Form 40-F for the year ended December 31, 2007 on the SEC’s EDGAR system at www.sec.gov.

Overview

Minera Andes was incorporated in Alberta in July 1994 and went public in November 1995 through an amalgamation with Scotia Prime Minerals, Incorporated, also an Alberta corporation. We are a reporting issuer in Alberta, British Columbia, Saskatchewan, Ontario and Nova Scotia and trade our common shares on the Toronto Stock Exchange (“TSX”) under the symbol MAI (prior to February 7, 2007 we traded on the TSX Venture Exchange). We are also a Form 40-F filer in the U.S. and trade on the NASD OTC Bulletin Board under the symbol MNEAF.

The principal business of Minera Andes is the exploration and development of mineral properties, located primarily in the Republic of Argentina, consisting of mineral rights and applications for mineral rights, covering approximately 304,221 acres (123,133 hectares) in three provinces in Argentina. We carry out our business by acquiring, exploring and evaluating mineral properties through our ongoing exploration program. Following exploration, we either seek to enter joint ventures to further develop these properties or dispose of them if the properties do not meet our requirements. Our properties are all early stage exploration properties, except for the San José mine at which commercial production was declared following December 31, 2007. Within our mineral exploration land in Argentina our focus is primarily on gold, silver and copper mineralized targets. In addition, several new exploration properties have been acquired through the filing of mineral applications. These properties reveal numerous similarities to Minera Andes’ San José property in northern Santa Cruz province.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND PLAN OF OPERATIONS

Through our subsidiaries and joint ventures we own a 49% equity interest in Minera Santa Cruz S.A. (“MSC”), which owns the San José gold/silver property in Southern Argentina, and a 100% interest in over 10 mineral properties in Argentina. MSC made a formal decision through its board of directors to place the San José project into production in March 2006 and the San José mine entered the commissioning phase of start-up production at the end of third quarter of 2007 and approached full production by year-end. Commercial production was declared on January 1, 2008 and as of the first quarter 2008 Minera Andes is no longer considered an exploration stage company.

Our management office is 111 E. Magnesium Road, Suite A, Spokane, Washington, 99208, and our principal business address is Coronel Moldes 837/820, (5500) Mendoza, Argentina. Our registered address is 7415B 35th Ave. N.W., Calgary, Alberta, T3B 1T4 Canada.

Third Quarter 2008 Update

San José Mine

•

Third quarter 2008 mine production and mill throughput at the San José mine increased 11.5% compared to the previous quarter, but silver production was 9.4% lower and gold production was 0.6% lower than the previous quarter due to lower head grades. Silver production was 990,000 ounces in the third quarter, compared to 1,093,000 ounces in the second quarter. Third quarter silver production is running closer to the average grade of the reserves in the original mine plan versus last quarter, which was running 33% above the average grade of the reserves. During the life of the mine it is anticipated the gold and silver production will be in line with the mine plan and the reserve. Gold production in the third quarter was 12,340 ounces, compared to 12,410 ounces in the second quarter. Using the Q3 2008 average London PM fix for gold and the London fix for silver, approximately 58% of the value of the third quarter production was derived from silver and 42% was derived from gold. The proportions in the second quarter of 2008 were 63% for silver and 37% for gold, and the differences are due mainly to relative variations in the silver and gold prices. The mine is currently staffed with 724 employees.

•

Gross proceeds from sales of silver and gold in the third quarter 2008 totaled $18.5 million versus $63.2 million for the second quarter. Third quarter 2008 sales of gold and silver were lower than Q2 for three reasons: 1) the average realized market prices in Q3 2008 were less than in Q2 2008; 2) there was a buildup of work in process inventory during Q3 as a result of mechanical problems with the doré furnace at site, which have now been resolved; 3) Q2 revenue included the sale of product inventory accumulated during the previous three quarters. Product inventories at the end of Q3 2008 consisted of 8,032 kilograms of high-grade precipitate from the Gekko electrowinning circuit in the mill, 2,470 kilograms of silver-gold doré bullion, and 135 metric tons of silver-gold concentrate. These inventories contained 4,613 ounces of Au and 331,526 ounces of Ag. The entire precipitate inventory is forecast to be processed on site into doré bullion and sold in Q4 of 2008. The average weighted sales price for gold sold in the third quarter was $861 per ounce, a decline of 4.5% compared to the average price of $901 per ounce received in the second quarter, and $12.37 per ounce of silver, a decline of 25% compared to the average price of $16.46 per ounce received in the second quarter. Total metal sales for the mine since start-up have been $92.9 million.

•

For the third quarter, production cash operating costs were US$12.7 million. Cash operating costs include the sum of the geology, mining, processing plant, general and administration and royalty costs. Refining and treatment charges and sales costs are applied to doré but concentrate sales do not include refining, treatment charges and sales costs. Depreciation is not included in the cash operating costs. On a co-product basis the third quarter average cash operating costs were $431 per ounce of gold and $7.43 per ounce of silver. Co-product cash costs are calculated by dividing the respective proportionate share of the total costs for the period by the ounces of each respective metal produced.

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND PLAN OF OPERATIONS

•

Minera Andes has an attributed portion (49%) of third quarter net loss of approximately $1.7 million. For the 9-month period January-September, Minera Andes attributed portion of net income is approximately $ 9.2 million (see table below).

Summary of MSC’s financial information from operations:

	Three Months Ended	Nine Months Ended
	September 30, 2008
Sales	$18,526,942	$91,680,642

Net income (loss) - MSC	$(3,378,295)	$18,717,532
Minera Andes Inc. portion - 49%	$(1,655,364)	$9,171,591

•

In October 2008, the first phase of the expansion program to increase the mining and processing capacity from 750 metric ton per day to 1,500 metric ton per day was completed. Mine production will ramp up to full capacity over the next few months. Currently, approximately 40% of the ore fed to the expanded plant is being processed to produce doré bars and approximately 60% is being processed to produce concentrates. Phase II of the expansion involves connecting to the regional electrical grid, which is forecast to be completed in Q1 2009. Meanwhile, there is sufficient diesel generating capacity at the mine to run the mill at its full capacity. Phase III of the expansion program involves further expansion of the refining circuit so that all of the concentrate can be converted to doré. This phase, which is forecast to be completed by mid-2009, will reduce working capital requirements, marketing costs and result in lower production taxes. At September 30, 2008 Minera Andes’s total investment in MSC is approximately $74 million.

•

MSC has a 2008 exploration program at San José consisting of mapping, compilation and interpretation of all project data on a district scale (115 km2) to identify new targets. A large part of the exploration program has focused on drilling along the Odin, Ayelén and Frea veins at San José through July 31, 2008. Infill and step-out drilling on these veins indicates significant potential to further increase the current reserves/resources on the property. One of the highest-grade intercepts from this drilling campaign was in hole SJD-462 and encountered 63.63 grams per tonne “g/t” (2.05 ounces per ton “opt”) gold and 1,158 g/t (37 opt) silver over 1.94 meters. In addition, bonanza silver grades were intersected in hole SJD-477 where 4,945 g/t (159 opt) of silver over 0.30 meters was intersected.

•

Through July 31, 2008, approximately 7,980 meters of drilling in 35 core holes was completed as part of a planned 21,260 meter drilling program focused on three veins at San José. The drilling focused on the Frea, Odin, and Ayelén veins that contain high-grade gold/silver mineralization discovered in late 2005 through reconnaissance drilling of blind geophysical targets. A new NI 43-101 technical report is underway to update the reserves and resources at San José. The last technical report on San José dated October 2007 indicates reserves at San Jose increased by over 100 percent from the November 2005 technical report based largely on the results of 29,000 meters of additional drilling that occurred in the time period between the two reports. The current technical report being prepared will include approximately 30,000 meters of new drilling that occurred between July of 2007 and present. Minera Andes anticipates this work may further expand the current reserves and resources based on a track record of success in converting drilling to new reserves and resources in previous drilling campaigns at San José. In addition, MSC will complete another 13,280 meters of drilling to finish the current exploration program in progress.

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND PLAN OF OPERATIONS

Los Azules Project

•

In September 2008 we announced results of an independent resource estimate at the Los Azules Copper deposit located in western San Juan province, Argentina based on the 2007-2008 exploration drilling program on the property. The Inferred Mineral Resource, at 0.35% total copper (“CuT”) cut-off, is defined by an area approximately 3.7 km by 1 km in size and contains a high-grade near surface copper core in the north. This resource estimate will form the basis of an economic scoping study (NI-43-101 Preliminary Assessment) planned for completion at yearend. In addition, the mineralized copper target remains open to the north and at depth. At a 0.35% total copper cut-off, the Inferred Resource at Los Azules is 922 million tonnes grading 0.55% copper, containing 11.2 billion pounds of copper. A technical report in support of a resource estimate for Minera Andes’ Los Azules copper project in Argentina has been filed in accordance with National Instrument 43-101 and is available at www.sedar.com.

•

Also, a preliminary metallurgical testing program announced in September 2008 indicates that standard reagents and flotation methods can be used at Los Azules to produce a high-quality marketable concentrate. Copper recoveries over 92% and copper concentrate grades over 30% copper indicate that flotation concentration would be the preferred process for all ore types, which are of medium hardness for grinding. Gold and silver grades are also sufficient to contribute payable precious metals to the concentrate.

•

The final results from core holes drilled during the 2007-2008 exploration field season at the Los Azules porphyry copper project confirm that the copper target is open to the north. Several positive indicators including hole AZ-08-37A drilled at the northern limit of last season’s drilling program, geologic mapping, and historic drilling indicate that the copper target at Los Azules extends another 3 kilometers to the north of the drilling completed during the previous field season. A total of 5,438.34 meters were drilled at Los Azules in 15 vertical core holes during the 2007-2008 field season. These holes constitute the 5,000 meter, Stage I of the exploration program. Four of the 15 holes did not reach target depth due to difficult drilling conditions. Hole AZ-07-30 encountered 113 meters of 1.04 % copper within a larger zone of 200.8 meters of 0.89 % copper. The best intercept from the 2007-2008 season’s drilling is from hole AZ-08-33 which encountered 132 meters of 1.11 % copper within a larger zone of 250 meters of 0.92 % copper containing mixed primary sulfides and secondary copper mineralization. The best intercept of primary copper mineralization drilled during the 2007-2008 season is from hole AZ-08-37A, which encountered 112 meters of 0.98 % copper within a larger zone of 217 meters of 0.77 % copper. This hole represents the largest interval of primary copper mineralization identified on the property to date, and it extends the known mineralization an additional 400 m to the north of the recent drilling and is the deepest hole drilled to date on the property by Minera Andes, further confirming that the limits of the copper system have not been defined.

Non-GAAP Financial Measures: In this update, we use the term “operating or production cash cost.” The production cash costs are calculated on a co-product basis and are calculated by dividing the respective proportionate share of the total costs for the period attributable to each metal by the ounces of each respective metal produced. The total costs are the sum of the geology, mining, processing plant, general and administration costs divided by the number of ounces of gold and silver produced at the mine. Production cash costs include royalties, refining and treatment charges and sales costs applied to doré but the concentrate sales do not include refining, treatment charges and sales costs. Depreciation is not included in the production cash costs. We use production cash cost per ounce as an operating indicator. We provide this measure to our investors to allow them to also monitor operational efficiencies of our mine at San José. Production cash cost per ounce should be considered as Non-GAAP Financial Measures and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. There are material

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND PLAN OF OPERATIONS

limitations associated with the use of such Non-GAAP measures. Since these measures do not incorporate revenues, changes in working capital and non-operating cash costs, they are not necessarily indicative of operating profit or cash flow from operations as determined under GAAP. Changes in numerous factors including, but not limited to, mining rates, milling rates, gold grade, gold recovery, and the costs of labor, consumables and mine site operations general and administrative activities can cause these measures to increase or decrease.

Results of Operations

Third quarter 2008 compared to Third quarter 2007

For the third quarter of 2008, our net loss was $3.5 million (2 cents per share) compared with a net loss of $980 thousand (0 cent per share) for the third quarter of 2007. The difference of $2.5 million was primarily a result of the following:

•	loss on equity investment in MSC of $1.7 million versus a loss of $.623 million

•	increase of consulting fees of $140,000 due to additional technical reporting associated with the Los Azules project and the San José mine.

•	increase in travel of $42,000

•	increase in office overhead and administrative fees of $45,000

•	increase in wages and benefits of $281,000 of which $261,000 was stock-based compensation

•	negative foreign exchange change difference of $403,000

•	interest expense of $693,000 (we are no longer capitalizing the interest on the investment in Minera Santa Cruz as the San José mine is in commercial production)

Mineral property and deferred exploration costs for the three months ended September 30, 2008 amounted to $1.8 million compared to $.324 million for the same period in 2007. The difference was due primarily to increased exploration and drilling activity primarily at the Los Azules property.

Summary of Quarterly Results

Quarter Ended	9/30/08	6/30/08	3/31/08	12/31/07	9/30/07	6/30/07	3/31/07	12/31/06
Net income (loss) - $	(3,499,577)	8,929,208	(1,768,324)	(5,788,128)	(980,211)	(417,144)	(1,009,654)	(8,149,816)
Basic and diluted income (loss) per common share - $	(0.02)	0.05 Diluted .04	(0.01)	(0.03)	(0.01)	0.00	(0.01)	(0.05)

The profitability of our equity investment in the second quarter was the reason for our change to profitability. Effective January 1, 2008, on the declaration of commercial production, expenses related to the operations and interest expense of the San José Project are being expensed as incurred. Prior to January 1, 2008, these expenses were capitalized to the investment in Minera Santa Cruz.

Contractual Obligations, Contingent Liabilities and Commitments

We enter into operating leases in the normal course of business. Substantially all lease agreements have fixed payment terms based on the passage of time. Some lease agreements provide us with the option to renew the lease. Our future operating lease obligations would change if we exercised these renewal options and if we entered into additional lease agreements. In addition we also enter into loan facilities as sources of financing for our advanced projects.

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND PLAN OF OPERATIONS

Our lease and loan obligations as at September 30, 2008 are as follows:

Contractual Obligations		Payments Due by Period
	Total	Less than 1 year	1-3 years	3-5 Years	More than 5 years
Long-Term Debt Project loan (1)	$31,850,000	$27,930,000	$3,920,000	$—	$—
Long Term Debt Bank Loan (1)	15,968,065	15,968,065	—	—	—
Operating Lease Obligations (2)	49,500	24,300	25,200	—	—
Purchase Obligations	—	—	—	—	—
Capital Lease Obligations	—	—	—	—	—
Other long-term liabilities	—	—	—	—	—

Total	$47,867,565	$43,922,365	$3,945,200	$—	$—

(1)	Long-term debt consists of a two bank loans of $7,500,000 and $10,000,000 and a project financing facility of $31,850,000. The bank loans are due in March 2009 and September 2009, respectively. See Note 6 in the December 31, 2007 audited consolidated financial statements for additional details. The project financing facility loan will be paid out of cash flow from the San José mine. Under terms of the project financing facility for the San José mine, a subsidiary of Hochschild lends 51% of a bridge loan and permanent financing directly to MSC and 49% of the loan is lent to Minera Andes which in turn lends the funds to MSC. The amount shown above is the loan that Minera Andes owes Hochschild and is mirrored by a loan in equal amount that MSC owes Minera Andes. See Note 4b in the December 31, 2007 audited consolidated financial statements for additional details.

(2)	Contingency consists of various lease agreements for office and storage space in Spokane, United States, Vancouver, Canada and Mendoza, Argentina.

The table of contingencies above does not include the following:

On December 2, 2003, we signed an agreement that obligated us to pay N.A. Degerstrom, Inc. a royalty of $250,000 if any of the current properties, other than the properties comprising the San José project, meet certain conditions such as bankable feasibility or commercial production. Our obligation expires December 31, 2013. As of September 30, 2008 no payments are required under this agreement.

In addition, mineral rights in Argentina are owned by the federal government and administered by the provinces. The provinces can levy a maximum 3% “mouth of mine” (gross proceeds) royalty. The provinces of Mendoza and Neuquén have waived their right to a royalty. The provinces of Río Negro, Santa Cruz and Chubut have not yet established a policy regarding the royalty. The province of San Juan has the Provincial Law 7.281, modified by the Provincial Law 7.862, and the Provincial Decree 1.402/05, modified by the Provincial Decree 167/07, establishing the policy and procedures for the calculation and payment of royalties. According to these regulations, San Juan levies a 3% “mouth of mine” royalty to the mineral extracted once it is commercialized.

In November 2007, the board of MSC approved project capital increases of $42.5 million. These capital increases are related to incremental costs associated with the processing facility at San José taking longer than anticipated to reach full capacity which required $34.1 million. At the end of 2007 Minera Andes investment in MSC totaled approximately $65 million and at September 30, 2008, totaled approximately $74 million.

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND PLAN OF OPERATIONS

Outstanding Share Data (as at October 31, 2008):

Class and Series of Security	Number Outstanding	Expiry Date of Convertible Securities	Relevant Terms
Common shares	189,641,935

Stock options	11,365,000 (vested)	Various (December 5, 2008 to May 23, 2013)	Exercisable for one common share each at Cdn$0.31 to Cdn$1.73

Purchase warrants	21,587,932	Various (November 13, 2008 to March 22, 2010)	Exercisable for one common share each at Cdn$0.50 to Cdn$2.41

Agents compensation options	1,104,282	December 21, 2009	Each Agent’s Compensation Option (“Option”) entitles the holder to acquire one unit of the Corporation at a price of Cdn$1.70 per Option at any time prior to December 21, 2009. Each unit consists of one common share and one-half of one share purchase warrant. Each whole warrant shall entitle the holder to purchase one additional common share at a price of Cdn$2.00 per share, at any time prior to December 21, 2009. A total of 1,104,282 common shares and 552,140 whole warrants are reserved for issuance upon the exercise of the Options. Further 552, 140 common shares are reserved for issuance upon exercise of the warrants underlying the Options.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Liquidity and Capital Resources

Due to the nature of the mining business, the acquisition, exploration, and development of mineral properties requires significant expenditures prior to the commencement of production. To date, we have financed our activities through the sale of equity securities, debt, and joint venture arrangements. We expect to use similar financing techniques in the future, however we cannot assure you that we will be successful in our financing activities in the future. Our ability to continue in operation is dependent on our ability to secure additional financing, and while we have been successful in doing so in the past we cannot assure you that we will be able to do so in the future. Management is actively pursuing such additional sources of financing; however, in the event this does not occur, there is doubt about the ability to continue as a going concern. Our financial statements do not include the adjustments that would be necessary should we be unable to continue as a going concern.

In recognition of our liquidity and capital resources, our independent public accountants have included a comment in their report on our consolidated financial statements for the year ended December 2007, that would express substantial doubt as to our ability to continue as a going concern.

Our exploration and development activities and funding opportunities, as well as those of our joint venture partner, may be materially affected by precious and base metal price levels and changes in those levels. The market prices of precious and base metals are determined in world markets and are affected by numerous factors which are beyond our control.

At September 30, 2008, we had cash and cash equivalents of $6.9 million, compared to cash and cash equivalents of $23.1 million as of December 31, 2007. Working capital at September 30, 2008 was negative $10.3 million compared with positive $3.6 million at December 31, 2007. Net cash used in operating activities during the nine months ended September 30, 2008 was $4.6 million compared with net cash used in operating

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND PLAN OF OPERATIONS

activities of $1 million for the nine months ended September 30, 2007. Investing activities used $23.6 million in the nine months ended September, 2008, compared with $14.8 million used in the same period of 2007. The cash used in investing activities in both 2008 and 2007 was primarily for investment in the San José project and for expenditures for the drilling program at the Los Azules property.

In the three months ended September 30, 2008, we issued 50,000 common shares for the exercise of stock options and 132,000 common shares for the exercise of purchase warrants for net proceeds of $90,466.

The Minera Andes Inc. stock option plan was amended on June 2, 2008. The amendments include the change in the number of common shares of the Company that the option issuance is not to exceed has been increased from 15,169,643 to 18,940,243. The maximum number of shares which may be reserved for issuance to insiders under the plan, together with any other security based compensation arrangements of the Corporation, shall not exceed 10% of the shares issued and outstanding at the time of the grant.

In addition, any Options granted under the Plan shall vest to the Participant, and may be exercisable by the Participant as follows:

a)	33 1/3% of the Options shall vest in and be exercisable by the Participant twelve (12) months from the date of granting;

b)	33 1/3% of the Options shall vest in and be exercisable by the Participant twenty-four (24) months from the date of granting; and

c)	33 1/3% of the Options shall vest in and be exercisable by the Participant thirty-six (36) months from the date of granting.

The Minera Andes Inc. stock option plan was also amended on August 5, 2008. The amendment included a change to the period of time within which a Option may be exercised by a participant who has ceased to be a director, officer, employee, or consultant of the Corporation, or any of its subsidiaries or affiliates, up to a period of 18 months from the date of such cessation but such an extension shall not be granted beyond the original expiry date of the Option.

Related Party Transactions

During the three-month and nine-month periods ended September 30, 2008, we incurred legal fees to a director totaling $5,170 and $66,623, accordingly (three-month and nine-month periods ended September 30, 2007 – $16,017 and $45,489 accordingly). This transaction was in the normal course of operations and was measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Critical Accounting Policies

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make a wide variety of estimates and assumptions that affect (i) the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements, and (ii) the reported amounts of revenues and expenses during the reporting periods covered by the financial statements. Our management routinely makes judgments and estimates about the effect of matters that are inherently uncertain. As the number of variables and assumptions affecting the future resolution of the uncertainties increases, these judgments become even more subjective and complex. The most significant accounting policies that are most important to the portrayal of our current financial condition and results of operations relates to mineralization and deferred development costs. Other accounting policies are disclosed in Note 2 to the audited consolidated financial statements for the year ended December 31, 2007. These financial statements do not include any adjustments to the amount and classification of assets and liabilities that may be necessary should we be unable to continue as a going concern.

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND PLAN OF OPERATIONS

Mineral properties consist of exploration and mining concessions, options and contracts. Acquisition and leasehold costs and exploration costs are capitalized and deferred until such time as the property is put into production or the properties are disposed of either through sale or abandonment. If a mineral property is put into production, the costs of acquisition and exploration will be depreciated over the life of the property, based on estimated economic reserves. Proceeds received from the sale of any interest in a mineral property will first be credited against the carrying value of the property, with any excess included in operations for the period. If a property is abandoned, the property and deferred exploration costs will be written off to operations.

Change in Accounting Policies

Capital Disclosures

On January 1, 2008, the Company adopted Section 1535, “Capital Disclosures”, of the Canadian Institute of Chartered Accountant’s (“CICA”) Handbook. This new section, effective for years beginning on or after October 1, 2007, establishes standards for disclosing qualitative and quantitive information that enables the users to evaluate the Company’s objectives, policies, and processes for managing capital as well as the implications of non-compliance. Disclosures required by this standard are included in Note 12.

Financial Instruments

On January 1, 2008, the Company adopted Section 3862, “Financial Instruments – Disclosures”, and Section 3863, “Financial Instruments – Presentation”, of the Canadian Institute of Chartered Accountants (“CICA”) Handbook. These new sections, effective for the years beginning on or after October 1, 2007, replace section 3861, “Financial Instruments – Disclosures and Presentation”. Section 3862 on financial instrument disclosures, requires the disclosure of information about a) the significance of financial instruments for the entity’s financial position and performance and b) the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the balance sheet date, and how the entity manages those risks. Section 3863 on the presentation of financial instruments is unchanged from the presentation requirements included in Section 3861. The impact of adopting these sections is included in Note 10.

Inventories

In June 2007, the CICA issued Section 3031, “Inventories”, which replaces Section 3030 and harmonizes the Canadian standard related to inventories with International Financial Reporting Standards. This Section provides more extensive guidance on the determination of cost, including allocation of overhead; narrows the permitted cost formulas; requires impairment testing; and expands the disclosure requirements to increase transparency. This Section applies to interim and annual financial statements relating to fiscal years beginning on or after January 1, 2008, and does not have an impact on the Company’s consolidated financial statements.

In February 2008, the CICA issued section 3064, Goodwill and Intangible Assets, which provides guidance on the recognition, measurement, presentation and disclosure for goodwill and intangible assets, other than the initial recognition of goodwill or intangible assets acquired in a business combination. The standard is effective for fiscal years beginning on or after October 1, 2008, and requires retroactive application to prior period financial statements. The Company is in the process of evaluating the impact of this new standard for adoption on January 1, 2009.

International Financial Reporting Standards

In 2006, the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with International Financial Reporting Standards (“IFRS”). In February

9

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND PLAN OF OPERATIONS

2008, the AcSB announced that 2011 is the transition date for publicly listed companies to use IFRS, which will replace Canadian GAAP. The effective date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010. While we have begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition can not be reasonably estimated at this time.

Going Concern

In June 2007, CICA Section 1400 was amended to clarify requirements for management to assess and disclose an entity’s ability to continue as a going concern. This section applies to interim and annual periods beginning on or after January 1, 2008. Disclosure required by this section is disclosed in Note 2 of the September 30, 2008 financial statements.

Income Statement Presentation

In August 2008, the CICA issued EIC-172, “Income statement presentation of tax loss carryforward recognized following an unrealized gain recorded in other comprehensive income”. This new abstract provides guidance on whether the tax benefit from the recognition of tax loss carryforwards consequent to the recording of unrealized gains in other comprehensive income, such as unrealized gains on available-for-sale financial assets, should be recognized in net income or in other comprehensive income. This abstract should be applied retrospectively, with restatement of prior periods from the date of adoption of Section 3855 “Financial Instruments”, for all interim and annual reporting periods ending on or after September 30, 2008. The adoption of this new accounting policy did not have any impact on the Company’s consolidated financial statements.

NOTICE TO READER

The consolidated financial statements of Minera Andes Inc. and the accompanying interim consolidated balance sheet as at September 30, 2008 and the interim consolidated statements of operations, deficit and cash flows for the nine months period then ended are the responsibility of the Company’s management. These consolidated financial statements have not been reviewed on behalf of the shareholders by the independent external auditors of the Company.

10

Exhibit 99.2

MINERA ANDES INC.

CONSOLIDATED BALANCE SHEETS

(U.S. Dollars - Unaudited)

	September 30, 2008	December 31, 2007
ASSETS
Current:
Cash and cash equivalents	$6,942,518	$23,101,135
Receivables and prepaid expenses	125,574	340,674
Project loan interest receivable (Note 5 (d))	4,324,229	2,357,753
Current project loan receivable (Note 5 (d))	27,930,000	6,860,000

Total current assets	39,322,321	32,659,562
Project loan receivable (Note 5 (d))	3,920,000	24,990,000
Mineral properties and deferred exploration costs (Note 5)	15,184,547	8,337,881
Investment in Minera Santa Cruz (Note 5 (d))	73,938,473	64,726,565
Equipment, net	33,204	40,931

Total assets	$132,398,545	$130,754,939

LIABILITIES
Current:
Accounts payable and accruals	$1,406,813	$2,886,550
Project loan interest payable (Note 5 (d))	4,324,229	2,357,753
Current project loan payable (Note 5 (d))	27,930,000	6,860,000
Bank loan (Note 6)	15,968,065	—
Related party payable	—	16,905,000

Total current liabilities	49,629,107	29,009,303
Bank loan (Note 6)	—	14,591,830
Project loan payable (Note 5 (d))	3,920,000	24,990,000
Asset retirement obligation	90,000	90,000

Total liabilities	53,639,107	68,681,133

Commitments and contingencies (Notes 2, 5 and 8)
SHAREHOLDERS’ EQUITY
Share capital (Note 7):
Preferred shares, no par value, unlimited number authorized, none issued
Common shares, no par value, unlimited number authorized
Issued September 30, 2008—189,621,935 shares	100,635,943	88,512,349
Issued December 31, 2007—180,974,912 shares
Contributed surplus – (Notes 11)	16,984,850	16,007,350
Accumulated deficit	(38,861,355)	(42,445,893)

Total shareholders’ equity	78,759,438	62,073,806

Total liabilities and shareholders’ equity	$132,398,545	$130,754,939

Approved by the Board of Directors:

/s/ Allen V. Ambrose	/s/ Allan J. Marter
Allen V. Ambrose, Director	Allan J. Marter, Director

The accompanying notes are an integral part of these consolidated financial statements.

MINERA ANDES INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND ACCUMULATED DEFICIT

(U.S. Dollars - Unaudited)

	Three Months Ended		Nine Months Ended
	September 30, 2008	September 30, 2007	September 30, 2008	September 30, 2007
Income (Loss) on equity investment (Note 5 (d))	($1,655,364)	($623,000)	$9,171,591	($1,249,885)

Consulting fees (Note 7 (c))	197,426	57,661	762,206	201,663
Depreciation	1,372	2,119	3,713	6,481
Insurance	42,104	36,305	126,364	108,944
Legal, audit and accounting fees	161,085	165,235	521,494	523,436
Office overhead and administration fees	128,255	83,370	347,838	402,005
Telephone	9,839	9,499	23,209	28,376
Transfer agent	6,031	3,361	12,510	18,483
Travel	61,874	19,620	124,950	119,942
Wages and benefits (Note 7 (c))	418,237	137,353	1,471,366	344,879

Expenses before under-noted	1,026,223	514,523	3,393,650	1,754,209
Foreign exchange (gain) loss	300,052	(102,560)	403,268	(434,110)
Rental of access roads on construction property	(122,600)	—	(122,600)	—
Interest income	(53,450)	(57,354)	(261,665)	(179,749)
Interest expense	693,331	—	2,094,466	—
Project loan interest expense	661,476	660,000	1,966,476	1,649,423
Project loan interest income	(661,476)	(660,000)	(1,966,476)	(1,649,423)
Write-off of mineral properties and deferred exploration costs	657	2,602	3,165	16,774

	1,844,213	357,211	5,510,284	1,157,124
Net income (loss) for the period	(3,499,577)	(980,211)	3,661,307	(2,407,009)
Accumulated deficit, beginning of period	(35,343,580)	(35,603,443)	(42,445,893)	(33,883,266)

	(38,843,157)	(36,583,654)	(38,784,586)	(36,290,275)
Share issue costs	(18,198)	—	(76,769)	—
Incentive warrant payment (Note 7 (b))	—	—	—	(293,379)

Accumulated deficit, end of period	($38,861,355)	($36,583,654)	($38,861,355)	($36,583,654)

Basic income (loss) per common share	($0.02)	$0.00	$0.02	($0.02)
Diluted income (loss) per common share	($0.02)	$0.00	$0.02	($0.02)

Weighted average shares outstanding	189,477,889	166,705,185	188,655,216	163,471,121

The accompanying notes are an integral part of these consolidated financial statements.

MINERA ANDES INC.

CONSOLIDATED STATEMENTS OF MINERAL PROPERTIES

AND DEFERRED EXPLORATION COSTS

(U.S. Dollars - Unaudited)

	Three Months Ended		Nine Months Ended
	September 30, 2008	September 30, 2007	September 30, 2008	September 30, 2007
Assays and analytical	$40,118	$12,412	$122,631	$57,232
Asset retirement obligation	—	—	—	—
Construction and trenching	—	—	10,178	111,304
Consulting fees	—	33,996	62,157	110,381
Depreciation	3,359	7,156	12,799	20,310
Drilling	429,000	55	3,682,610	1,036,006
Equipment rental	527,926	—	739,278	433,848
Geology	681,381	127,510	1,237,206	565,153
Geophysics	—	—	9,377	—
Insurance	—	1,808	4,060	3,038
Legal	2,214	46,787	71,240	131,287
Maintenance	4,361	3,254	13,690	15,951
Materials and supplies	8,541	3,663	314,891	122,721
Project overhead	21,438	22,812	217,565	137,175
Property and mineral rights	31,979	13,700	65,070	34,912
Telephone	5,511	14,926	20,489	31,291
Travel	32,023	19,885	194,138	241,954
Wages and benefits	24,170	18,223	72,452	54,513

Costs incurred during the period	1,812,021	326,187	6,849,831	3,107,076
Deferred Costs, beginning of the period	13,373,183	8,371,865	8,337,881	5,605,148
Deferred costs written off	(657)	(2,602)	(3,165)	(16,774)

Deferred costs, end of the period	$15,184,547	$8,695,450	$15,184,547	$8,695,450

The accompanying notes are an integral part of these consolidated financial statements.

MINERA ANDES INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. Dollars - Unaudited)

	Three Months Ended		Nine Months Ended
	September 30, 2008	September 30, 2007	September 30, 2008	September 30, 2007
Operating Activities:
Net income (loss) for the period	($3,499,577)	($980,211)	$3,661,307	($2,407,009)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Write-off of deferred exploration costs	657	2,602	3,165	16,774
Interest expense, accretion of debt discount	472,686	—	1,376,235	—
(Gain) Loss on equity investment	1,655,364	623,000	(9,171,591)	1,249,885
Depreciation	1,373	2,119	3,713	6,481
Stock option compensation (Note 4)	261,500	10,000	977,500	10,000
Project loan interest expense	661,476	660,000	1,966,476	1,649,423
Project loan interest income	(661,476)	(660,000)	(1,966,476)	(1,649,423)
Change in:
Accounts receivable and prepaid expenses	10,569	36,544	215,101	132,661
Accounts payable and accrued expenses	(97,864)	(133,593)	(1,644,766)	(22,252)

Cash provided by (used in) operating activities	(1,195,292)	(439,539)	(4,579,336)	(1,013,460)

Investing Activities:
Purchase of equipment	(1,400)	(14,622)	(8,784)	(14,622)
Mineral properties and deferred exploration	(1,367,510)	(319,032)	(6,695,564)	(3,086,766)
Investment in Minera Santa Cruz	—	(5,131,612)	(16,945,317)	(11,714,344)

Cash provided by (used in) investing activities	($1,368,910)	($5,465,266)	($23,649,665)	($14,815,732)

The accompanying notes are an integral part of these consolidated financial statements.

MINERA ANDES INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. Dollars - Unaudited)

	Three Months Ended		Nine Months Ended
	September 30, 2008	September 30, 2007	September 30, 2008	September 30, 2007
Financing Activities:
Shares and subscriptions issued for cash, less issue costs	$72,268	$7,941	$12,046,825	$7,675,947
Bank loan proceeds received	—	—	—	7,500,000
Bank loan interest payable	28,254	2,318	23,559	40,443
Project loan receivable	661,476	(1,960,000)	1,966,476	(22,050,000)
Project loan payable	(661,476)	1,960,000	(1,966,476)	22,050,000

Cash provided by financing activities	100,522	10,259	12,070,384	15,216,390

Increase in cash and cash equivalents	(2,463,680)	(5,894,546)	(16,158,617)	(612,802)
Cash and cash equivalents, beginning of period	9,406,198	7,526,365	23,101,135	2,244,621

Cash and cash equivalents, end of period	$6,942,518	$1,631,819	$6,942,518	$1,631,819

Supplementary disclosure cash flow information:
Capitalized interest paid	$—	$140,363	$—	$277,800

Non-cash investing and financing activities and other information:
Stock option compensation (Note 7c.)	$261,500	$—	$977,500	$—

Capitalized accreted interest expense (Note 6)	$—	$198,788	$—	$391,161

Depreciation capitalized to mineral properties	$3,359	$7,156	$12,799	$20,310

The accompanying notes are an integral part of these consolidated financial statements.

MINERA ANDES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. Dollars – Unaudited)

1.	NATURE OF OPERATIONS AND BASIS OF PRESENTATION

We are in the business of acquiring, exploring and evaluating mineral properties, and either entering into joint ventures, developing these properties further, or disposing of them when the evaluation is completed. At December 31, 2007, we were in the exploration stage, had interests in properties in three provinces in the Republic of Argentina, and began production in the fourth quarter of 2007 at the San José project in Santa Cruz province, southern Argentina. We have a 49 percent interest in the project and it is operated by our operating partner Hochschild Mining plc (“Hochschild”) (HOC.L Reuters, HOC.LN Bloomberg, London Stock Exchange).

The accompanying unaudited consolidated financial statements of Minera Andes Inc. (“Minera Andes”, “we” or “the Company”) for the three and nine month periods ended September 30, 2008 have been prepared by Minera Andes in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) and, with the exception of the changes in accounting policies as outlined in note three below, are consistent with those used to prepare the Company’s audited consolidated financial statements for the year ended December 31, 2007. As these unaudited interim consolidated financial statements do not contain all of the disclosures required by Canadian GAAP, they should be read in conjunction with the notes to the Company’s audited consolidated financial statements for the year ended December 31, 2007 on file with SEDAR at www.sedar.com and included in our annual report on Form 40-F (“the 2007 40-F”) filed with the Securities and Exchange Commission at www.sec.gov.

In the opinion of management, Minera Andes has made all adjustments necessary to present fairly the consolidated financial position as of September 30, 2008 and the consolidated results of operations, cash flows and comprehensive income for the three and nine month periods then ended. Interim results are not necessarily indicative of results which may be achieved in the future. The December 31, 2007 financial information has been derived from our audited consolidated financial statements.

2.	FINANCIAL CONDITION AND LIQUIDITY

The recoverability of amounts shown as mineral properties and deferred exploration costs is dependent upon the existence of economically recoverable reserves, the ability to obtain necessary financing to complete their development, and future profitable production or disposition thereof. The accompanying unaudited consolidated financial statements have been prepared using accounting principles generally accepted in Canada applicable to a going concern. The use of such principles may not be appropriate because, as of September 30, 2008, there was substantial doubt that we would be able to continue as a going concern.

For the nine months ended September 30, 2008, we had an accumulated deficit of approximately $38.7 million. In addition, due to the nature of the mining business, the acquisition, exploration and development of mineral properties, requires significant expenditures prior to the commencement of production resulting in the accumulated deficit. To date, we have financed our activities through the issuance of equity securities, debt financing, and joint venture arrangements. We expect to use similar financing techniques in the future, if required.

This year is the first year in which we have had earnings as a result of the income from our investment in Minera Santa Cruz, following the commencement of commercial production at the San Jose Project.

Although there is no assurance that our earnings will continue or that we will be successful in our continuing financings, management believes that it will be able to secure the necessary financing to enable the Company to continue as a going concern. Accordingly, these financial statements do not reflect adjustments to the carrying value of assets and liabilities, the reported revenues and expenses and balance sheet classifications used that would be necessary if the going concern assumption were not appropriate. Such adjustments could be material.

MINERA ANDES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. Dollars – Unaudited)

2.	FINANCIAL CONDITION AND LIQUIDITY (continued)

Although we have taken steps to verify title to mineral properties in which we have an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee title. Property title may be subject to unregistered prior agreements and noncompliance with regulatory requirements.

3.	NEW ACCOUNTING POLICIES ADOPTED

Capital Disclosures

On January 1, 2008, the Company adopted Section 1535, “Capital Disclosures”, of the Canadian Institute of Chartered Accountant’s (“CICA”) Handbook. This new section, effective for years beginning on or after October 1, 2007, establishes standards for disclosing qualitative and quantitative information that enables the users to evaluate the Company’s objectives, policies, and processes for managing capital as well as the implications of non-compliance. Disclosures required by this standard are included in Note 12.

Financial Instruments

On January 1, 2008, the Company adopted Section 3862, “Financial Instruments – Disclosures”, and Section 3863, “Financial Instruments – Presentation”, of the Canadian Institute of Chartered Accountants (“CICA”) Handbook. These new sections, effective for the years beginning on or after October 1, 2007, replace section 3861, “Financial Instruments – Disclosures and Presentation”. Section 3862 on financial instrument disclosures, requires the disclosure of information about a) the significance of financial instruments for the entity’s financial position and performance and b) the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the balance sheet date, and how the entity manages those risks. Section 3863 on the presentation of financial instruments is unchanged from the presentation requirements included in Section 3861. The impact of adopting these sections is included in Note 13.

Inventories

In June 2007, the CICA issued Section 3031, “Inventories”, which replaces Section 3030 and harmonizes the Canadian standard related to inventories with International Financial Reporting Standards. This Section provides more extensive guidance on the determination of cost, including allocation of overhead; narrows the permitted cost formulas; requires impairment testing; and expands the disclosure requirements to increase transparency. This Section applies to interim and annual financial statements relating to fiscal years beginning on or after January 1, 2008, and does not have an impact on the Company’s consolidated financial statements.

International Financial Reporting Standards

In 2006, the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with International Financial Reporting Standards (“IFRS”). In February 2008, the AcSB announced that 2011 is the transition date for publicly listed companies to use IFRS, which will replace Canadian GAAP. The effective date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010. While we have begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition cannot be reasonably estimated at this time.

MINERA ANDES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. Dollars – Unaudited)

3.	NEW ACCOUNTING POLICIES ADOPTED (continued)

Going Concern

In June 2007, CICA Section 1400 was amended to clarify requirements for management to assess and disclose an entity’s ability to continue as a going concern. This section applies to interim and annual periods beginning on or after January 1, 2008. Disclosure required by this section is disclosed in Note 2.

4.	RECENT ACCOUNTING PRONOUNCEMENTS

In February 2008, the CICA issued Section 3064, “Goodwill and Intangible Assets”, which replaces Section 3062, “Goodwill and Other Intangible Assets”. This new standard provides guidance on the recognition, measurement, presentation and disclosure of goodwill and intangible assets and is effective beginning January 1, 2009. Concurrent with the adoption of this standard, EIC-27, “Revenues and Expenditures in the Pre-operating Period”, will be withdrawn. This will result in a change to the Company’s accounting for the start-up of mining operations, as pre-commercial production costs will no longer be capitalized as an asset. The standard does not have a financial reporting impact on our consolidated financial statements.

Canadian Accounting Standards Board (“AcSB”) amended CICA Handbook Section 1400, to include requirements for management to assess and disclose an entity’s ability to continue as a going concern. This section applies to interim and annual financial statements relating to fiscal years beginning on or after January 1, 2008. The Company is currently assessing the impact of this new accounting pronouncement on its financial statements.

In August 2008, the CICA issued EIC-172, “Income statement presentation of tax loss carryforward recognized following an unrealized gain recorded in other comprehensive income”. This new abstract provides guidance on whether the tax benefit from the recognition of tax loss carryforwards consequent to the recording of unrealized gains in other comprehensive income, such as unrealized gains on available-for-sale financial assets, should be recognized in net income or in other comprehensive income. This abstract should be applied retrospectively, with restatement of prior periods from the date of adoption of Section 3855 “Financial Instruments”, for all interim and annual reporting periods ending on or after September 30, 2008. The adoption of this new accounting policy did not have any impact on the Company’s consolidated financial statements.

5.	MINERAL PROPERTIES, DEFERRED EXPLORATION COSTS AND INVESTMENT IN MINERA SANTA CRUZ

At September 30, 2008, we, through our subsidiaries and investment, hold interests in approximately 304,221 acres (123,133 hectares (“ha”)) of mineral rights and mining lands in three Argentine provinces. Under our present acquisition and exploration programs, we are continually acquiring additional mineral property interests and exploring and evaluating our properties. If, after evaluation, a property does not meet our requirements, then the property and deferred exploration costs are written off to operations. All properties in Argentina are subject to royalty agreements as disclosed in Note 8. Mineral property costs and deferred exploration costs, net of mineral property option proceeds, are as follows:

MINERA ANDES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. Dollars – Unaudited)

2008 COSTS BY PROPERTY

Description	San Juan Cateos	Santa Cruz Cateos	Chubut Cateos	General Exploration	Total
Balance, beginning of year	$6,375,944	$1,951,937	$10,000	—	$8,337,881
Assays and analytical	122,408	—	—	223	122,631
Construction and trenching	10,178	—	—	—	10,178
Consulting fees	—	3,438	227	58,492	62,157
Depreciation	—	—	—	12,799	12,799
Drilling	3,421,610	261,000	—	—	3,682,610
Equipment Rental	679,630	59,648	—	—	739,278
Geology	928,844	43,195	1,434	263,733	1,237,206
Geophysics	—	9,377	—	—	9,377
Insurance	—	—	—	4,060	4,060
Legal	—	—	—	71,240	71,240
Maintenance	3,781	547	—	9,362	13,690
Materials and supplies	269,658	33,132	—	12,101	314,891
Project overhead	30,900	1,610	12	185,043	217,565
Property and mineral rights	22,194	44,543	—	(1,667)	65,070
Telephone	6,879	2,923	—	10,687	20,489
Travel	146,200	15,343	—	32,595	194,138
Wages and benefits	11,109	3,391	—	57,952	72,452
Overhead allocation	631,783	84,730	107	(716,620)	0
Write-off of deferred costs	—	(1,385)	(1,780)	—	(3,165)

Balance, end of period	$12,661,118	$2,513,429	$10,000	—	$15,184,547

a.	San Juan Project

The San Juan Province project comprises four properties (2007 – seven properties) totaling 48,547 ha (2007 – 35,856 ha) in southwestern San Juan province. At present, these lands are not subject to a royalty; however, the government of San Juan has not waived its rights to retain up to a three percent “mouth of mine” royalty from production. Land holding costs for 2008 are estimated at $6,600.

MINERA ANDES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. Dollars – Unaudited)

5.	MINERAL PROPERTIES, DEFERRED EXPLORATION COSTS AND INVESTMENT IN MINERA SANTA CRUZ (continued)

a.	San Juan Project (continued)

Expenditures in 2008, as in 2007, were primarily for an on-going exploration program at the Los Azules project. In November 2007, Minera Andes signed a definitive Option Agreement over the Los Azules porphyry copper project with Xstrata Copper (“Xstrata”). Xstrata and Minera Andes own separate, adjoining properties that straddle a large copper porphyry system. The letter of intent consolidates these properties and gives us a right to earn a 100% interest in Xstrata’s property by spending at least $1.0 million on the property over the next four years, making payments to keep the property in good standing and producing a preliminary economic assessment (to National Instrument (“NI”) 43-101 standards). If the preliminary assessment shows the project to be potentially economically viable and can be expected to produce 100,000 tonnes of copper per year for 10 years then Xstrata Copper will have a one time back-in right to earn a 51% interest in the combined properties by making a cash payment to Minera Andes of three times its expenditures on the property, completing a bankable feasibility study within five years and assuming underlying property commitments. In the event that the preliminary assessment does not meet the size criterion contemplated above, Xstrata Copper would retain a first right of refusal on any subsequent sale of the property.

b.	Chubut Projects

We hold one (2007 – one) manifestation of discovery in the Precordilleran region of Chubut, totaling 1,480 ha (2007 – 1,480 ha). Expenditures in 2008 and 2007 relate primarily to land maintenance costs. As at September 30, 2008 and December 31, 2007, based on management’s assessment of the future recoverability of certain mineral properties and deferred exploration costs, $1,780 and $250,997 were written off, respectively.

c.	Santa Cruz Projects

We currently control 15 (2007 – 15) cateos and 29 (2007 – 23) manifestations of discovery totaling 73,195 ha (2007 – 88,295 ha) in the Santa Cruz province. Land holding costs for 2008 are estimated at $3,600. We have been actively exploring in the region since 1997. The properties have been acquired on the basis of geologic and geochemical reconnaissance. Expenditures in 2007 and 2008 relate to land acquisition and reconnaissance geologic surveys on the acquired properties. Geologic evaluation of these targets is ongoing. As at September 30, 2008 and December 31, 2007, based on management’s assessment of the future recoverability of certain mineral properties and deferred exploration costs, $1,385 (2007 – $1,127,287) were written-off.

d.	Investment in Minera Santa Cruz – the San José Project

The investment in Minera Santa Cruz S.A. (“MSC”) is comprised of the following:

	Three Months Ended	Nine Months Ended
Investment in MSC, beginning of quarter and year:	$75,593,837	$64,726,565
Plus:
Advances during the period	—	40,317
Income (loss) from equity investment	(1,655,364)	9,171,591

Investment in MSC, end of period	$73,938,473	$73,938,473

MINERA ANDES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. Dollars – Unaudited)

5.	MINERAL PROPERTIES, DEFERRED EXPLORATION COSTS AND INVESTMENT IN MINERA SANTA CRUZ (continued)

d.	Investment in Minera Santa Cruz – the San José Project (continued)

	Three Months Ended	Nine Months Ended
	September 30, 2008
Summary of MSC’s financial information from operations:
Sales	$18,526,942	$91,680,642

Net income (loss) - MSC	$(3,378,295)	$18,717,532
Minera Andes Inc. portion - 49%	$(1,655,364)	$9,171,591

Subsequent to December 31, 2007, the San José Project has begun commercial production. During the fiscal year 2007, the expenses related to the construction of the operations, interest expense on the debt, and other legal and consulting expenses had been capitalized as the plant had not been placed in mine operations. In 2008, expenses related to the operations of the plant and the interest expense is being expensed as incurred.

The San José project area covers 50,491 ha, comprising 46 contiguous Mining Claims (8 “Minas” or approved mining claims; and 38 “Manifestations” or claims that are in the application process for mining claim status) and one exploration claim (cateo) located in the western half of the province of Santa Cruz. All of the cateos are controlled 100% by MSC a holding and operating company set up under the terms of an agreement with Hochschild (formerly Mauricio Hochschild & Cia. Ltda. (“MHC”) through October 2006). The project is held by Minera Santa Cruz S.A. (“MSC”), an Argentine corporation co-owned by Minera Andes (49%) and project operator Hochschild Mining plc (“Hochschild”) (51%). Our obligation will be 49% of the exploration costs related to the San José project to maintain our interest in MSC. Any production from these lands may be subject to a provincial royalty.

In October 2006, Minera Andes signed a letter of intent to provide project financing with an affiliate of Hochschild and to terminate the Macquarie project financing offered in February 2006 and the $20 million Macquarie bridge loan offered in August 2006. This letter of intent was subject to a successful public offering by Hochschild. Hochschild agreed to pay the break fees and other costs related to the Macquarie financing. In November 2006, Hochschild successfully completed a public offering on the London Stock Exchange.

The Hochschild financing includes a binding $20 million bridge loan with MSC, which will be replaced as soon as reasonably practical, with a permanent financing of $65 million or such higher amount as agreed to by Minera Andes and Hochschild. The original amount of the financing was $55 million and, subsequent to March 31, 2007, was increased to $65 million. The project financing will be made substantially on the same terms as the Macquarie financing except that:

(a)	MSC will not be required to hedge any of its production

MINERA ANDES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. Dollars – Unaudited)

5.	MINERAL PROPERTIES, DEFERRED EXPLORATION COSTS AND INVESTMENT IN MINERA SANTA CRUZ (continued)

d.	Investment in Minera Santa Cruz – the San José Project (continued)

(b)	The project financing will be unsecured, except for a security interest in certain collection and escrow accounts and the funds deposited and the rights to the funds deposited. The shareholders of MSC will not be required to pledge their shares in MSC as security for the loans to MSC.

(c)	Events of default will basically be limited to events outside the control of Hochschild and MSC.

(d)	Future project expansions will be financed from cash flow from the project.

Under terms of the financing, a subsidiary of Hochschild lends 51% of the bridge loan and permanent financing directly to MSC and 49% of the loan is lent to Minera Andes which in turn lends the funds to MSC. The interest rate of the bridge loan is LIBOR plus 2.5%. Although agreed in principle by both parties, the final documentation for the permanent financing has not been completed, but the terms include, amongst other items, an interest rate of LIBOR plus 2.85% and a minimum term of three years. Repayment of the loan payable and unpaid interest is contingent on the operating cash flows of MSC.

As at December 31, 2007 and September 30, 2008, the $20 million bridge loan plus $45 million in advances on the permanent financing, a total of $65 million, had been lent to the project. The Company’s 49% share of the project loan was $31.8 million. Therefore, the Company has recorded the note payable to Hochschild along with a note receivable from MSC for the same amount.

The future minimum payments for the next two years ending September 30 are:

2009	$27,930,000
2010	3,920,000

$31,850,000

The loan will be repaid only from MSC cash flow.

6.	BANK LOAN

In December 2004, we secured a two-year loan facility of up to $4 million from Macquarie. All amounts advanced were due in December 2006. This facility was provided in two tranches to fund our 49% portion of the costs of completing a bankable feasibility study and related development work for the San José project. The two tranches were paid in full during 2006 from the proceeds received from the exercise of the warrants issued in the financing.

In March 2007, we received a third tranche of $7,500,000 from Macquarie of which $5,880,000 was for the development of the San José project and $1,620,000 was for general purposes. The commercial terms of this debt include a facility fee of 1.5% of the principal amount, interest of LIBOR plus 2% p.a., currently totaling approximately 7.36% p.a., and a two-year loan term. In addition, Minera Andes provided share purchase warrants to acquire 4,227,669 Common Shares of Minera Andes at an exercise price of Cdn$2.06 per share. The warrant exercise price was calculated at a 25% premium to the volume weighted average of Minera Andes’ common stock determined from the twenty business days prior to February 21, 2007. Each warrant is to be exercisable for two years. The warrants and the underlying common shares will have a four month hold period. The fair value of the warrants was calculated using the Black-Scholes option pricing model with the following assumptions: dividend yield – Nil; risk free interest rate – 3.87%; expected volatility of 59.18% and an expected life of 24 months. The difference between the allocated fair

MINERA ANDES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. Dollars – Unaudited)

6.	BANK LOAN (continued)

value and the face value of the debt of $1,731,100 was initially recorded as a debt discount with a corresponding entry to contributed surplus. A success fee of $75,000, being 1% of the principal amount of the facility, was paid to Xystus Limited for assisting with the structuring and negotiation of the loan facility.

In October 2007, we received a fourth tranche of $10,000,000 from Macquarie bank of which $8,526,000 was for the development of the San José project and $1,474,000 was for general purposes. The commercial terms of the fourth tranche include a facility fee of 1.5% of the principal amount, interest of LIBOR plus 2.75% p.a. and mature on September 30, 2009. In addition, Minera Andes provided share purchase warrants to acquire 4,066,390 Common Shares of Minera Andes at an exercise price of Cdn$2.41 per share. The warrant exercise price was calculated at a 20% premium to the volume weighted average of Minera Andes’ common stock determined from the twenty business days prior to October 22, 2007. Each warrant is to be exercisable for two years. The fair value of the warrants was calculated using the Black-Scholes option pricing model with the following assumptions: dividend yield – Nil; risk free interest rate – 4.12%; expected volatility of 62.35% and an expected life of 24 months. The difference between the allocated fair value and the face value of the debt of $1,925,200 was initially recorded as a debt discount with a corresponding entry to contributed surplus. The warrants and the underlying common shares had a hold period until February 25, 2008. A success fee of $100,000, being 1% of the principal amount of the facility, was paid to Xystus Limited for assisting with the structuring and negotiation of the loan facility.

The bank loan and debt discount are summarized as follows:

	Face Amount	Discount	Carrying Value
Current portion
Issuance of Bank loan, third tranche, due March 2009	$7,500,000	$1,731,100	$5,768,900
Debt accretion at December 31, 2007	—	(596,578)	596,578
Accretion of debt discount	—	(658,273)	658,273
Repayment of bank loan	—	—	—

Bank loan at September 30, 2008	$7,500,000	$476,249	$7,023,751

Issuance of Bank loan, fourth tranche, due September 2009	$10,000,000	$1,925,200	$8,074,800
Debt accretion at December 31, 2007	—	(151,552)	151,552
Accretion of debt discount	—	(717,961)	717,961
Repayment of bank loan	—	—	—

Bank loan at September 30, 2008	$10,000,000	$1,055,687	$8,944,313

Totals	$17,500,000	$1,531,936	$15,968,064

As at September 30, 2008, interest expense incurred during the third quarter of 2008 was $718,046 related to the Macquarie loans (September 30, 2007 – $709,404 interest expense related to the debt discount was capitalized to the Investment in MSC (Note 5(d)) using the effective interest rate method). The operations of MSC started production in 2007 and all current interest expense is expensed (Note 5(d)). At September 30, 2008, the Company was in compliance with the loan covenants.

MINERA ANDES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. Dollars – Unaudited)

7.	SHARE CAPITAL

a.	Authorized

We have authorized capital of an unlimited number of Common Shares, with no par value, and an unlimited number of preferred shares, with no par value.

b.	Changes to Share Capital

	Number of Shares	Amount
Balance, January 1, 2008	180,974,912	$88,512,349
Issued for cash on private placements	8,205,023	11,829,204
Issued for cash on exercise of stock options	250,000	197,392
Issued for cash on exercise of warrants	192,000	96,998

Balance, September 30, 2008	189,621,935	$100,635,943

In February 2007, the shareholders approved a warrant exercise incentive program. The Company received gross proceeds of Cdn$3.9 million through the early exercise of 6,006,758 warrants, under the incentive program for the early exercise of three series of common share purchase warrants of the Company.

i.	The early exercise incentive program pertains to three private placements listed in the table below. Notices regarding the early exercise incentive were delivered to holders of the affected private placements advising the holders of the incentive exercise program. Holders of these warrants had until March 19, 2007 to exercise their warrants to receive the incentive. The following table sets forth the number of warrants exercised pursuant to the early incentive program, the funds received and the number of warrants outstanding after the early incentive program in 2007:

Warrant price (Cdn$)	Expiry date	Number of warrants exercised	Value of warrants exercised under incentive program (Cdn$)	Number of warrants outstanding after early exercise
0.50	November 13, 2008	851,500	$425,750	878,725
0.55	December 1, 2008	935,714	514,643	—
0.70	March 22, 2008	4,219,544	2,953,680	2,012,409

Total		6,006,758	$3,894,073	2,891,134

Under the incentive program, a total of 600,673 New Warrants were issued to those warrant holders taking part in the early exercise incentive. Each New Warrant entitles the holder to acquire a common share of the Company at the price of Cdn$1.75 per share until September 19, 2008. The New Warrants and common shares issuable upon exercise of the New Warrants will be subject to a four-month and one-day hold period. The fair value of

MINERA ANDES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. Dollars – Unaudited)

7.	SHARE CAPITAL - continued

the warrants, using the Black-Scholes option pricing model with the following assumptions: dividend yield – Nil; risk free interest rate – 3.87%; expected volatility of 62.36% and an expected life of 18 months. The fair value calculated to be $293,379 was recorded as a capital transaction with a corresponding entry to contributed surplus as an incentive warrant payment.

For those warrant holders who did not take part in the early exercise incentive program, the existing warrants held will continue to be exercisable for common shares under the original terms of the private placement. However, the holder is not entitled to receive any new incentive warrants.

ii.	On December 19, 2007, we announced proposed financing for a brokered private placement of units for gross proceeds of up to Cdn$35.0 million.

On December 21, 2007 the first closing was completed. The first closing was completed for Cdn$21.515 million by issuing 13,880,645 units at a price of Cdn$1.55 per unit.

Each unit consists of one common share and one-half of one common share purchase warrant. One whole common share purchase warrant entitles the holder to purchase one additional common share at an exercise price of Cdn$2.00 per share until December 21, 2009. The securities were subject to a four-month hold period. Scotia Capital Inc. (“Scotia”) acted as agent on the brokered private placement in Canada while Shoreline Pacific LLC acted in the U.S. (together the “Agents”).

The Agents received a cash commission of 5% of the gross proceeds or Cdn$1,075,750. The Agents also received agent’s compensation options (“Agent’s Options”) equal to 5% of the aggregate number of units sold pursuant to the offering. Each Agent’s Option upon exercise will entitle the holder to acquire one unit at an exercise price of Cdn$1.70 per unit until December 21, 2009. The fair value of the agent options was calculated using the Black-Scholes option pricing model with the following assumptions: dividend yield – Nil; risk free interest rate – 3.85%; expected volatility of 58.79% and an expected life of 24 months. The fair value calculated to be $365,934 was recorded with a corresponding entry to contributed surplus. A total of 13,880,645 common shares have been issued pursuant to the final closing of the private placement, and 6,940,322 common shares will be reserved for issuance on the exercise of the warrants and the 694,031 units for exercise of the Agent’s Options.

iii.	On January 25, 2008, the second closing was completed. The second closing was completed for Cdn$12.055 million by issuing 7,778,023 units at a price of Cdn$1.55 per unit.

Each unit consists of one common share and one-half of one common share purchase warrant. One whole common share purchase warrant entitles the holder to purchase one additional common share at an exercise price of Cdn$2.00 per share until December 21, 2009. The securities are subject to a four-month hold period. Scotia Capital Inc. (“Scotia”) acted as agent on the brokered private placement in Canada while Shoreline Pacific LLC acted in the U.S. (together the “Agents”). The non-brokered private placement was completed with Canaccord Capital Corporation (“Finders”).

The Agents and Finders received a 5% commission. The Agents and Finders also received Agent’s compensation options (“Agent’s Options”) equal to 5% of the aggregate number of units sold pursuant to the offering. Each Agent’s Option upon exercise will entitle the holder to acquire one unit at an exercise price of Cdn$1.70 per unit until December 21, 2009. A total of 7,778,023 common shares have been issued pursuant to the second closing of the private placement, and 3,889,011 common shares will be reserved for issuance on exercise of the warrants and 388,901 units for issuance on the exercise of the Agent’s Options.

MINERA ANDES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. Dollars – Unaudited)

7.	SHARE CAPITAL - continued

vi.	During 2007, we issued 1,650,000 shares for the exercise of stock options at weighted average exercise price of Cdn$0.52 ($0.48) per share and 8,904,852 shares for the exercise of purchase warrants at weighted average exercise price of Cdn$0.91 ($0.80).

vii.	The third and final closing of the private placement was completed on February 11, 2008 and sold 427,000 units at a price of Cdn$1.55 per unit for gross proceeds of Cdn$661,850. The final closing was non brokered private placement. Each unit consists of one common share and one-half of one common share purchase warrant. One whole common share purchase warrant purchase one additional common share at an exercise price of Cdn$2.00 per share until December 21, 2009. The securities are subject to a four month hold period. The non-brokered private placement was completed with Canaccord Capital Corporation (“Finders”).

The Finders received a cash commission of 5% of the gross proceeds. The Finders also received agent’s compensation options (“Agent’s Options”) equal to 5% of the aggregate number of units sold pursuant to the offering. Each Agent’s Option upon exercise will entitle the holder to acquire one unit at an exercise price of Cdn$1.70 per unit until December 21, 2009. A total of 427,000 common shares have been issued pursuant to the final closing of the private placement, and 213,500 common shares will be reserved for issuance on the exercise of the warrants and the 21,350 units for exercise of the Agent’s Options.

c.	Stock Options

At September 30, 2008, 3,569,243 options were available for grant under the Company’s stock option plan.

A summary of the status of the Company’s stock option plan as of September 30, 2008 is:

	Options	Weighted Average Exercise Price (Cdn)
Outstanding at January 1, 2008	10,215,000	$1.13
Granted – employee stock options	1,400,000	$1.20
Exercised	(250,000)	$0.80

Outstanding at September 30, 2008	11,365,000	$1.14

Exercisable at September 30, 2008	10,765,000	$1.15

MINERA ANDES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. Dollars – Unaudited)

7.	SHARE CAPITAL – continued

c.	Stock Options (continued)

A summary of the status of the Company’s stock options issued as agents compensation options as of September 30, 2008 is:

	Options	Weighted Average Exercise Price (Cdn)
Outstanding at January 1, 2008	694,031	$1.70
Granted – agents compensation options	410,251	$1.70
Exercised	-0-	$0.00

Outstanding at September 30, 2008	1,104,282	$1.70

At September 30, 2008 there were options held by directors, officers, employees and non-employees for the purchase of our Common Shares as follows:

Number of Shares	Exercise Price	Expiry Date
960,000	Cdn$0.59	December 5, 2008
1,025,000	Cdn$0.55	September 10, 2009
1,535,000	Cdn$0.60	December 28, 2010
20,000	Cdn$0.61	December 14, 2009
100,000	Cdn$1.35	February 14, 2013
900,000	Cdn$1.36	May 23, 2013
5,760,000	Cdn$1.51	December 27, 2011
250,000	Cdn$1.73	September 4, 2012
415,000	Cdn$0.31	March 21, 2013
400,000	Cdn$0.81	September 11, 2013

11,365,000

100,000 stock options were granted during the three-month period ended March 31, 2008, of which 25,000 options will vest every six months from the February 14, 2008 grant date to February 14, 2010. 900,000 stock options were granted during the three month period ended June 30, 2008, of which all options vested immediately.

In connection with the vesting of certain non-employees, employees and directors stock options, we have recorded stock option compensation of $261,500 and $977,500 to wages and benefits in the statement of operations during the three months and nine-months ended September 30, 2008, respectively and $Nil and $Nil for the three-month and nine-months ended September 30, 2007, respectively.

The Minera Andes Inc. stock option plan was amended on June 2, 2008. The amendments include the change in the number of common shares of the Company that the option issuance is not to exceed has been increased from 15,169,643 to 18,940,243. The maximum number of shares which may be reserved for issuance to insiders under the plan, together with any other security based compensation arrangements of the Corporation, shall not exceed 10% of the shares issued and outstanding at the time of the grant. The amendments to the stock option plan did not lead to any cancellation or modification of existing stock options outstanding.

MINERA ANDES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. Dollars – Unaudited)

7.	SHARE CAPITAL (continued)

In addition, any Options granted under the Plan shall vest to the Participant, and may be exercisable by the Participant as follows:

a)	33 1/3% of the Options shall vest in and be exercisable by the Participant twelve (12) months from the date of the granting;
b)	33 1/3% of the Options shall vest in and be exercisable by the Participant twenty-four (24) months from the date of the granting; and
c)	33 1/3% of the Options shall vest in and be exercisable by the Participant thirty-six (36) months from the date of the granting.

The Minera Andes Inc. stock option plan was also amended on August 5, 2008. The amendment included a change to the period of time within which a Option may be exercised by a participant who has ceased to be a director, officer, employee, or consultant of the Corporation, or any of its subsidiaries or affiliates, up to a period of 18 months from the date of such cessation but such an extension shall not be granted beyond the original expiry date of the Option.

d.	Warrants

	Warrants	Weighted Average Exercise Price (Cdn)
Outstanding and exercisable, January 1, 2008	18,298,094	$1.91
Issued	4,102,511	$2.00
Exercised	(192,000)	$0.53
Expired	(600,673)	$1.75

Outstanding and exercisable, September 30, 2008	21,607,932	$1.95

The range of exercise prices on outstanding warrants is Cdn$0.50 to Cdn$2.41 with a weighted average contractual life of 1.0 year at September 30, 2008.

8.	AGREEMENTS, COMMITMENTS AND CONTINGENCIES

a.	Mineral rights in Argentina are owned by the federal government and administered by the provinces. The provinces can levy a maximum 3% "mouth of mine" (gross proceeds) royalty. The provinces of Mendoza and Neuquén have waived their right to a royalty. The provinces of Río Negro, San Juan, Santa Clara and Chubut have not yet established a policy regarding the royalty.

b.	On December 2, 2003, we signed an agreement that obligated us to pay N.A. Degerstrom a royalty of $250,000 if any of the current properties, other than the properties comprising the San José project, meet certain conditions such as bankable feasibility or commercial production prior to December 2, 2013.

c.	On November 8, 2007, we entered into an agreement with a consultant that requires the payment of $30,000 per month for the term of the agreement, only when services are utilized. The term is unspecified and can be cancelled at any time.

MINERA ANDES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. Dollars – Unaudited)

d.	We are obligated to fund our 49% of the costs at San Jose that are not funded by project financing as well as 49% of capital contributions or our ownership will be diluted. In December 2007, the shareholders of MSC agreed to increase the share capital of MSC by $34,500,000, of which $16,905,000 represented Minera Andes’ portion, which was accrued as a liability at December 31, 2007. The Company paid this amount in January 2008. Since December 31, 2007 and as of September 30, 2008, we do not expect to have further cash calls as the Company is now operating and plant expansion costs are to be paid from cash flow of the operation (Note 5(d)).

9.	RELATED PARTY TRANSACTIONS

During the three-month and nine-month periods ended September 30, 2008 we incurred legal fees to a director totaling $5,170 and $66,623, accordingly (three-month and nine month periods ended September 30, 2007 – $16,017 and $45,489, accordingly). This transaction was in the normal course of operations and was measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

10.	COMPARATIVE FIGURES

Certain financial statement line items from prior periods have been reclassified to conform with the current period's presentation. These reclassifications had no effect on the net loss and accumulated deficit as previously reported.

11.	CONTRIBUTED SURPLUS

Contributed surplus transactions for the respective nine months ended September 30, 2008 and December 31, 2007 are as follows:

	2008	2007
Balance, beginning of year	$16,007,350	$8,440,457
Stock-based compensation (Note 7(d))	977,500	40,000
Debt discount - Tranche 3 (Note 6)	—	1,731,100
Debt discount - Tranche 4 (Note 6)	—	1,925,200
Early incentive exercise of warrants (Note 7(b)	—	293,379
Fair value of warrants granted for private placement – 1st closing (Note 7(b))	—	3,058,362
Fair value of warrants granted to agent (Note 7(b))	—	152,918
Fair value of options granted to agents (Note 7(b))	—	365,934

Balance end of period	$16,984,850	$16,007,350

During 2007, the Company adopted prospectively, the fair value method of accounting for private placement and broker’s warrants. Under this method, the Company charged $7,537,750 in 2007 of private warrant expense to share capital with an offset credit to contributed surplus.

12.	CAPITAL DISCLOSURES

Minera Andes’ objectives when managing capital are to:

a)	safeguard our ability to continue as a going concern;

b)	have sufficient capital to develop our mining projects and take them into production; and

c)	meet external capital requirements on our credit facilities.

The Company manages its capital structure and makes adjustments to it, in order to have the funds available to support the acquisition, exploration and development of mining interests. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business.

MINERA ANDES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. Dollars – Unaudited)

The properties in which the Company currently has an interest are in the exploration stage with the exception of the Minera Santa Cruz property, which is in production; as such the Company is dependent on external equity financing to fund its activities. In order to carry out the planned exploration and pay for administrative costs, the Company will spend its existing working capital and raise additional amounts as needed. The Company will continue to assess new properties and seek to acquire an interest in additional properties if it feels there is sufficient geologic or economic potential and if it has the adequate financial resources to do so.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the size of the Company is reasonable.

There were no changes in the Company’s approach to capital management during the nine months ended September 30, 2008. Neither the Company nor its subsidiaries are subject to externally imposed capital requirements.

13.	FINANCIAL INSTRUMENTS

As at September 30, 2008, the Company’s financial instruments consist of cash, accounts receivable, prepaid expenses, interest and loan project receivables, accounts payable and accrued liabilities, and interest and project loan payable. The fair value of the cash and cash equivalents, accounts receivable, prepaid expenses, current portion of the interest and loan project receivables, accounts payable, accrued expenses, and the current portion of the interest and loan project payable approximate their fair values due to the short term nature of the items. The fair value of the long term debt to third parties approximates the amortized cost as the interest rates reflect the estimated market rates at September 30, 2008.

The risk exposure is summarized as follows:

a.	Credit risk

The Company’ credit risk is primarily attributable to cash and accounts receivable. The Company has no significant credit risk arising from operations. The Company manages its credit risk by maintaining bank accounts with high credit quality financial institution from which management believes that the risk of loss to be remote. Accounts receivable consists of goods and services tax due from the Federal Government of Canada. Management believes that the credit risk concentration with respect to accounts receivable is remote.

b.	Liquidity risk

The Company’s approach to managing the liquidity risk is to provide reasonable assurance that it can provide sufficient capital to meet liabilities when due. The Company maintains sufficient cash in order to meet short term business requirements. The Company’s ability to settle long term liabilities when due is dependent on future liquidity from capital sources or positive cash flows from joint ventures.

c.	Market risk

Interest rate risk - The Company’s cash is held in bank accounts that earn a variable interest rate. Because of the short term nature of these financial instruments, fluctuations in market rates do not have a significant impact on the estimated fair value at September 30, 2008.

As of September 30, 2008, management estimates that if interest rates had changed by 1%, assuming all other variables remained constant, the impact to the net loss would have been minimal.

Foreign currency risk – The operating results and financial position of the Company are reported in US dollars. As the Company operates in the international environment, some of the Company’s financial instruments and transactions are denominated in currencies other than the US dollar. The results of the Company’s operations are subject to currency and translation risk.

MINERA ANDES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. Dollars – Unaudited)

13.	FINANCIAL INSTRUMENTS (continued)

c.	Market risk (continued)

Foreign currency exchange risk - The Company is exposed to foreign currency risk on fluctuations related to cash, accounts payable and accrued liabilities that are denominated in Canadian dollars. The net amount of Canadian dollars subject to foreign currency fluctuations at September 30, 2008 was $6.6 million. The Company also has cash, accounts payable and accrued liabilities in Argentinean pesos at September 30, 2008. These amounts are normally held in Argentinean pesos for only a short period of time, 30 days, and the foreign currency risk is minimal.

The Company’s exploration, development, and operating costs are in Argentina and are denominated in Argentinean pesos or US dollars. The fluctuation of the Canadian dollar and the Argentinean pesos in relation to the US dollar will consequently impact the profitability of the Company and also affect the value of the Company’s assets and the amount of shareholder equity.

	September 30, 2008	December 31, 2007
ARG pesos to US dollar	3.10	3.11
Cdn dollar to US dollar	1.06	.99

The Company has not entered into any agreements or purchased any foreign currency hedging arrangements to hedge possible currency risks at this time. Management believes that the foreign exchange risk derived from the currency conversions for the Argentinean operations is not significant and therefore does not hedge its foreign exchange risk. Additionally, US dollar accounts receivable are short term in nature and foreign currency risk exposure is minimal.

Commodity price risk – The value of the Company’s mineral resources depends on the price of gold silver, and copper and the outlook for these minerals. As at September 30, 2008, the market prices were $930/oz for gold, $17.65/oz for silver, and $2.91/lb for copper. Gold and silver, as well as copper prices have historically fluctuated widely and are affected by numerous factors outside of the Company’s control, including, but not limited to, market fluctuations, government regulations relating to prices, taxes, royalty, allowable production, imports, exports, and supply and demand, industrial and retail demand, forwards sales by producers and speculators, levels of worldwide production, short term changes in supply and demand because of speculative hedging activity and certain other factors related specifically to gold, silver, and copper.

The profitability of the Company is highly correlated to the market price of gold, silver, and copper. If metal prices decline for a prolonged period of time below the Company’s cost of production, it may not be feasible to continue production.

MINERA ANDES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. Dollars – Unaudited)

NOTICE TO READER

The consolidated financial statements of Minera Andes Inc. and the accompanying interim consolidated balance sheet as at September 30, 2008 and the interim consolidated statements of operations, deficit and cash flows for the nine months period then ended are the responsibility of the Company’s management. These consolidated financial statements have not been reviewed on behalf of the shareholders by the independent external auditors of the Company.

Exhibit 99.3

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

I, Allen V. Ambrose, President and Chairman of Minera Andes Inc., certify that:

1.	I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52- 109 Certification of Disclosure in Issuers Annual and Interim Filings) of Minera Andes Inc., (“the issuer”) for the interim period ending September 30, 2008;

2.	Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.	Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings; and

4.	The issuer’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

a.	designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

b.	designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

5.	I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

MINERA ANDES INC.

Date: November 14, 2008	By:	/s/ Allen V. Ambrose
Allen V. Ambrose, President and Chairman

Exhibit 99.4

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

I, Henry A. John, Chief Financial Officer of Minera Andes Inc., certify that:

1.	I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52- 109 Certification of Disclosure in Issuers Annual and Interim Filings) of Minera Andes Inc., (“the issuer”) for the interim period ending September 30, 2008;

2.	Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.	Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings; and

4.	The issuer’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

a.	designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

b.	designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

5.	I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

MINERA ANDES INC.

Date: November 14, 2008	By:	/s/ Henry A. John
Henry A. John, Chief Financial Officer

Exhibit 99.5

To Our Shareholders:

I am pleased to report to you that despite volatile, unpredictable markets in stocks and commodities, Minera Andes’ fundamental strengths in mine operations, growth in mining capacity and exploration success gained more strength in the third quarter of 2008. Mining operations at the San José silver/gold mine continued to expand, and the operation is well on its way to doubling production. Metal produced in the third quarter declined slightly compared to the second quarter and totaled 990,000 ounces of silver (1,093,000 ounces in Q2) and 12,340 ounces of gold (12,410 ounces in 2Q) with 49% attributable to Minera Andes.

Financial Results

Third quarter sales were $18.5 million compared to $63.2 million in the second quarter. Third quarter sales were adversely impacted by lower realized metal prices and a buildup of work in progress inventory because of mechanical problems with one of the doré furnaces. The second quarter sales were higher than normal due to an inventory build from prior months production being sold in that quarter. Metal sales are unhedged. The doré furnace has now been repaired and the inventory stockpile from the third quarter is being processed and is planned to be sold in the fourth quarter. In addition to the drop in sales, lower average metals prices in the third quarter reduced revenues and contributed to a third quarter loss of $3.5 million or $0.02 per share, compared to second quarter net income of $8.9 million or $0.05 cents per share ($0.04 fully diluted). The average weighted price for gold sold in the third quarter was $861, a decline of 4.5 percent compared to the $901 per-gold-ounce sale in the second quarter, and $12.37 per ounce of silver, 25 percent less than for the $16.47 per-ounce price received for silver in the second quarter. Total metal sales for the mine since start-up in June 2007 are $92.9 million.

San José Progress

A fundamental factor in Minera Andes’ strength is the San José silver/gold mine. Despite the temporary doré furnace malfunction, the mine continues to perform well. It is poised for further production, and the first phase of the expansion to increase the processing capacity from 750 metric tons per day to 1,500 metric tons per day has been completed. San José’s advantages as a new, efficient and relatively high-grade mine have been beneficial in the third quarter’s volatile markets. The mine’s relatively low all-in production costs per ounce on a co-product basis were $7.43 for silver and $431 for gold for the third quarter. Our operating partner and project co-owner (Minera Andes 49 percent ownership) is Hochschild Mining plc (51 percent ownership).

The third quarter marked another quarter at full production of 750 metric tons per day at San José. The property continues to show great promise in the discovery of additional mineralization, with only about 15 percent of its currently known vein length drill-tested. About 30,000 meters of drilling were completed in 2008 in order to increase the proven and probable ore reserve base and a new technical report is in progress to validate this work. This program, conducted on the Ayelen, Odin and Frea veins, revealed significant potential to increase the reserve/resource base. One of the highest-grade intercepts from this program encountered 63.63 grams per tonne gold (2.05 ounces per ton) and 1,158 g/t silver (37 ounces per ton) over 1.94 meters. Drilling intended to further increase the ore reserve base in 2009 is already underway.

Los Azules: Continued Exploration Success

Fundamental strength for Minera Andes in the third quarter continues to emerge at the Los Azules copper discovery in west central Argentina. In the third quarter, Minera Andes again demonstrated its expertise in exploration with an impressive initial resource calculation at this copper discovery. Los Azules, one of the largest new copper discoveries in Argentina, contains an inferred resource of 11.2 billion pounds of copper. At a 0.35 per cent total copper cutoff grade, the inferred resource at Los Azules equates to 922 million tonnes at a grade of 0.55 percent copper. Importantly a portion of this resource occurs near the surface in a high-grade zone, a factor which may be beneficial for the project’s economics.

Minera Andes has been active in other exploration work as well. We have located prospective areas in Santa Cruz province, and tentatively plan to drill-test several as the 2008-09 field season advances.

111 E. Magnesium Road, Ste A        Spokane, Washington 99208        Phone: (509) 921-7322        Fax: (509) 921-7325

As Minera Andes has successfully transitioned to gold/silver mining, thus supplementing its skills as a proven exploration company, we have our board of directors to thank for their contributions. Veteran board members Gary A. Craig, John J. “Jack” Crabb and Bonnie L. Kuhn have made valuable contributions for many years as board members, and have decided to retire from the board. Ms. Kuhn will continue as legal counsel and secretary. Our new board members include Robert McEwen, Richard P. Clark, Don Quick and Victor Lazarovici. These gentlemen bring valuable experience in mining exploration and development, markets and analysis, growth and company building. We look forward to their contributions.

Cordially,

/s/ Allen V. Ambrose
Allen V. Ambrose, President
Nov. 14, 2008

111 E. Magnesium Road, Ste A        Spokane, Washington 99208        Phone: (509) 921-7322        Fax: (509) 921-7325